

Stephen Gould · 2nd

Founder / Master Distiller - Golden Moon Distillery

Denver Metropolitan Area · Contact info

500+ connections

Masion De La Vie, Ltd. / Golden Moon Distillery

National Intelligence University

Experience

Propriator - Master Distiller

Masion De La Vie, Ltd. / Golden Moon Distillery
May 2008 – Present · 13 yrs 8 mos
Golden, Colorado

Founder of an artisan distillery, making high-end whiskies and spirits using traditional artisanal methods of production and all natural fruits, grains and herbs. Golden Moon Distillery produces over 20 products, including whiskies, gins, absinthes, brandies and liqueurs. Our flagship products are Golden Moon Gin, REDUX Absinthe and the family of award-winnging Golden Moon Colorado Single Malt Whiskies. We also produce the Gun Fighter American Whiskies line of whiskies.

Golden Moon Distillery was named as the Distillery of the Year in 2019 by the Amer ...see more






Liveryman

Worshipful Company of Distillers
Feb 2018 – Present · 3 yrs 11 mos
London, United Kingdom

Warden

THE GIN GUILD LIMITED
Oct 2015 – Present · 6 yrs 3 mos
London, United Kingdom



Stephen Gould, Golden Moon Distillery - The...

Associate Editor

Artisan Spirit Magazine
Jun 2013 – Present · 8 yrs 7 mos
Spokan, Washington




PROBLEM

Founder, President and CEO

Gould & Associates Global Services Inc.
Jan 2005 – Dec 2016 · 12 yrs

Founder and Chief Executive of an integrated logistics, supply chain and related management consulting and government operations support company working in the government and commercial sectors. Our clients included multiple US and UK government agencies and prime contractors, along with commercial entities in the automotive and telecom industri ...see more



VET_SEP11_CoverStory

VET_SEPT_CoverStory with Cover.pdf

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Education

National Intelligence University
Post Grad Certificate, Applied Foreign Policy
1997 – 1999

University of Nevada-Reno
MBA, Logistics and Supply Chain Management, International Operations
1990 – 1993
Activities and Societies: Sigma Beta Delta - Business Honor Society Phi Beta Delta - Honor Society for International Scholars

University of Nevada-Reno
BA, International Relations
1982 – 1989
Activities and Societies: Omega Xi Judo Team Boxing Team

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Licenses & certifications

Licensed US Customs House Broker
U.S. Department of the Treasury
Issued Apr 1997 · No Expiration Date

General Certificate in Distilling (Cereals)
Institute of Brewing & Distilling